
Mail Stop 0407

May 24, 2005

Via U.S. Mail and Fax (214) 265-1289
David N. Pilotte
Chief Financial Officer
Digital Recorders, Inc.
5949 Sherry Lane
Suite1050
Dallas, TX 75225

   RE: Digital Recorders, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      Filed April 1, 2005

      Form 10-Q for the quarters ended March 30, 2005
      File No. 33-82870-A

Dear Mr. Pilotte:

   We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-K for the year ended December 31, 2004

Note 4 – Inventories, page 55

1. As Inventory represents a significant portion of your current and total assets (43% and 24% respectively), disclose the facts and circumstances surrounding the $1.7 million charge you took to inventory obsolescence in 2004. Though you briefly mention the charge in MD&A, further discussion would be helpful to the reader considering that the company has erratic sales cycles, long revenue recognition periods, and low inventory turnover.

    From your disclosure of operational cash flow, the mention of the non-cash charge of $1.4 million (less than the amount charged against gross profit – $1.7 million) indicates that you maintain an inventory obsolescence account; therefore, a discussion of the inventory allowance would be beneficial.

Note 12 – Income Taxes, page 64-67

2. Tell us why the amount of Income Tax Expense attributable to Changes in Valuation Allowance ($1.7 million), detailed on page 65, does not tie to the year over year change broken out on page 66 ($2.2 million). On the latter page, you break out the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to the deferred income taxes. There you show that the valuation allowance netting against the deferred tax assets increased from $1.5 million to $3.7 million, a difference of $2.2 million. Please explain this discrepancy from the amount included as a component of Income Tax Expense on page 65.

Note 16 – Segment information, page 69

3. Disclose the items you had allocated to "Parent entities." Tell us the reasons for the significant operating loss attributable to parent entities.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Senior Staff Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director